	KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com	ATLANTA CHICAGO DENVER DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

STEVEN P. AMEN	October 30, 2009
steven.amen@kutakrock.com
(402) 231-8721
VIA EDGAR AND FEDEX
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Siouxland Ethanol, LLC Amendment No. 1 to Schedule 13E-3 File No. 005-85000 Filed October 23, 2009

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 000-52420 Filed October 23, 2009
Dear Ms. Kim:
     We are in receipt of your letter dated October 28, 2009, providing comments from the staff of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to each of the Schedule 13E-3 and Schedule 14A as filed by Siouxland Ethanol, LLC (the “Company”) on October 23, 2009. In response to the comment letter the Company filed Amendment No. 2 to the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”).
     Two copies of the amended filing, and two copies that are marked to show changes from the filing made on October 23, 2009, are enclosed for your convenience.
     Set forth below in bold-faced type are the staff’s comments contained in its letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the clean copies of the Preliminary Proxy Statement included with this letter.

KUTAK ROCK LLP

Peggy Kim, Esq.
Securities and Exchange Commission
October 30, 2009

Schedule 14A
Summary Term Sheet, page 1
Q. Does the Board believe the Going Private Transaction is fair to all members, page 10
     1. We note your response to comment three in our letter dated October 13, 2009; however, we reissue our comment. Please revise to specifically state, here and on page 28, whether the transaction is fair to the unaffiliated holders of Class A Units, the unaffiliated holders of Class B Units and the unaffiliated holders of Class C Units, rather than to “Unaffiliated Members.”
     RESPONSE 1:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 10 and 28 of the Preliminary Proxy Statement.
Background of the Going Private Transaction, page 20
     2. We note your response to comment seven in our letter dated October 13, 2009. Refer to the July 14, 2009 meeting. Please revise to describe the differences between the rights of unit holders proposed by Kutak Rock and the modifications suggested by the board and any differences from the final terms of the Units.
     RESPONSE 2:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 23 of the Preliminary Proxy Statement.
Substantive Fairness, page 29
     3. We note your response to comment 12 in our letter dated October 13, 2009; however, we reissue our comment. Please revise to specifically explain how the fact that other public ethanol companies engaged in substantially similar going private transactions supported the board’s fairness determination.
     RESPONSE 3:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 28 and 29 of the Preliminary Proxy Statement.

KUTAK ROCK LLP

Peggy Kim, Esq.
Securities and Exchange Commission
October 30, 2009

     We trust that the foregoing adequately responds to each of the staff’s comments with respect to the Preliminary Proxy Statement. Please feel free to contact me at (402) 231-8721 or Edward P. Gonzales at (402) 231-8734 if you have any additional questions.

Respectfully submitted,
/s/ Steven P. Amen
Steven P. Amen